SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

"THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NOs. 333-118644 and 333-92044, OF PETRÓLEO BRASILEIRO S.A – PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY."

Petrobras to charter two new production and storage vessels for the Campos Basin

(Rio de Janeiro, July 25, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that it has submitted two letters of intention to MODEC Inc, for the chartering of one (i) FPSO (Floating, Production, Storage and Offloading unit) for use in the RJS-409 and RJS-415 areas development project located to the south of the Espadarte Field and (ii) and FSO (Floating, Storage and Offloading unit) for the Director Plan for Flow and Treatment of Oil for Campos Basin (PDET). The two systems are due to operate on the continental platform in the Campos Basin.

(i)	The contract for chartering and operating the FPSO to be signed is worth approximately US$ 501 million and will run for an eight year term, renewable for a further four years.

The FPSO will have a production capacity of 100,000 barrels of oil per day with an API of 20º to 22º, and a storage capacity of 1.6 million barrels. The FPSO will be sited in a water depth of 1,350 meters in the Campos Basin.

The FPSO is to undergo refitting in Singapore and is expected to be in position in the Campos Basin within the last four months of 2006, the first oil being lifted in the first half of 2007.

(ii)
FSO will be used for carrying oil from the Roncador, Marlim Leste and Marlim Sul fields through P-51, P-52, P-53, P-55 platforms and the Roncador Module 4 UEP, and remain connected to the PRA-1 Pumping Platform. The FSO will have a storage capacity of more than 2,100,000 barrels and will be sited in a water depth of 95 meters.

The charter and service contracts to be signed are worth approximately US$ 730 million for a term of twenty years. The FSO will be refitted in Singapore and should arrive in Brazil in December 2006.

The startup of these Units will contribute to meeting the targets set in the Company’s Strategic Plan. They will enable the output records which the Company has broken this year to be further exceeded as well as ensuring the outflow of production from the Roncador, Marlim Leste and Marlim Sul fields.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.